NR12-27	September 20, 2012

Cardero Announces Final Drill Results from
Sheini Hills Iron Project, Ghana

Highlights include:

Hole 63: 51.60 metres from surface, grading 48.50% Iron
Hole 64: 48.00 metres from surface, grading 47.38% Iron

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-MKT: CDY) announces receipt of the final batch of high-grade drill results from Phase I drilling at the Company’s Sheini Hills Iron Project, in northeastern Ghana. The Phase I drill program was completed in August 2012 and all results have been received in full.

Highlights include Hole 063, which returned 51.60 metres from surface grading 48.50% iron, including 16.00 metres grading 50.81% iron. Four of the seven cross-sections reported in this release (1014950N, 101440N, 1013050N and 1012800N) have weighted averages ranging from 41.1% iron to 43.92% iron, reflecting the generally higher-grade results returned from the northern portion of the drill area.

“We are delighted to have completed what was a very successful Phase I exploration and drill program at Sheini.” stated Michael Hunter, Cardero’s President and CEO “The identification and successful acquisition of the Sheini Hills project added a second high-quality asset to Cardero’s portfolio. With a positive long-term view on bulk commodities, we expect this quality asset to provide future shareholder value.”

The program focussed on a core 9 kilometre-long zone of outcropping haematite-ironstone ridges with peripheral surface ferricretes. A total of 67 diamond drill holes have been completed with results received for all holes (58 diamond drill holes were submitted for assay, while 9 holes were drilled for geological interpretation and metallurgical testing).

Regional work, including satellite interpretation, airborne geophysical surveys and verification mapping have identified an additional 24 kilometres of potential ironstone deposits, which will be drill-tested in Phase II.

SRK Consulting has been retained to complete a maiden resource estimate report in accordance with NI 43-101. SRK anticipates completion and dissemination of the report in Q4 2012.

Results are presented in detail, by drill section, below:

Cardero Resource Corp.	- 2 -	September 20, 2012
NR12-27 – Continued

Figure 1: DRILL SECTION 1014950N

Table 1: DRILL SECTION 1014950N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD064	0.00	48.00	48.00	47.38
and	61.90	73.75	11.85	23.17
Average thickness/hole*			59.85
Weighted average grade*				42.58

All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 2: DRILL SECTION 1014400N

Cardero Resource Corp.	- 3-	September 20, 2012
NR12-27 – Continued

Table 2: DRILL SECTION 1014400N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD055	0.00	4.00	4.00	30.34
and	6.00	27.55	21.55	42.00
and	38.70	63.90	25.20	42.34
incl.	50.20	63.90	13.70	47.00
and	81.00	170.70	89.70	46.16
SCD060	59.25	125.10	65.85	42.93
Average thickness/hole*			103.15
Weighted average grade*				43.92

Drill holes SCD055 previously reported (NR12-24). All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 3: DRILL SECTION 1013050N

Table 3: DRILL SECTION 1013050N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD061	0.00	23.70	23.70	41.92
and	59.70	128.20	68.50	41.69
SCD062	0.00	25.70	25.70	28.10
SCD063	0.00	51.60	51.60	48.50
incl.	0.00	16.00	16.00	50.81
SCD067	312.80	395.80	83.00	39.83
Average thickness/hole*			63.13
Weighted average grade*				41.11

All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 4 -	September 20, 2012
NR12-27 – Continued

Figure 4: DRILL SECTION 1012800N

Table 4: DRILL SECTION 1012800N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD059	0.00	15.00	15.00	23.84
SCD065	14.30	65.00	50.70	45.90
and	84.35	116.50	32.15	45.88
SCD066	36.70	108.70	72.00	45.36
Average thickness/hole*			56.62
Weighted average grade*				43.72

All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 5: DRILL SECTION 1012000N

Cardero Resource Corp.	- 5 -	September 20, 2012
NR12-27 – Continued

Table 5: DRILL SECTION 1012000N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD044				not assayed
SCD046	0.00	5.10	5.10	41.33
and	98.00	123.45	25.45	36.88
SCD047	9.10	41.80	32.70	40.67
SCD051	0.00	3.60	3.60	48.61
and	78.00	134.20	56.20	38.45
incl.	79.00	124.00	45.00	40.11
SCD052	0.00	6.00	6.00	43.03
and	19.00	62.70	43.70	40.11
SCD054	no significant results
Average thickness/hole*			43.19
Weighted average grade*				39.52

Drill holes SCD046, SCD051, SCD052, SCD054 previously reported (NR12-24). All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Figure 6: DRILL SECTION 1011200N

Table 6: DRILL SECTION 1011200N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD035	0.00	75.20	75.20	35.08
incl.	0.00	53.20	53.20	38.25
SCD037	0.00	3.60	3.60	56.44
and	31.70	109.20	77.50	35.35
incl.	31.70	53.70	22.00	41.64
incl.	60.00	77.00	17.00	40.73
SCD040	8.20	58.60	50.40	40.23
SCD042	25.55	72.50	46.95	36.25
Average thickness/hole*			63.41
Weighted average grade*				36.71

Drill holes SCD035, SCD040 previously reported (NR12-20, NR12-24). All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

Cardero Resource Corp.	- 6 -	September 20, 2012
NR12-27 – Continued

Figure 7: DRILL SECTION 1010600N

Table 7: DRILL SECTION 1010600N

Hole ID	From (m)	To (m)	Thickness (m)	Iron Grade %
SCD048	0.00	106.00	106.00	37.35
incl.	0.00	66.00	66.00	41.63
and	116.00	125.50	9.50	30.33
SCD053	0.00	1.00	1.00	56.24
and	4.20	71.20	67.00	37.17
incl.	4.20	45.00	40.80	41.77
SCD056	62.40	111.20	48.80	29.52
incl.	62.40	74.00	11.60	39.10
Average thickness/hole*			77.43
Weighted average grade*				35.45

Drill holes SCD048, SCD053 previously reported (NR12-24). All results now reported for this section. *Weighted average thickness and grade based on full intersections. Reported drill intercepts are based on apparent rather than true thickness as there is insufficient data with respect to the shape of the mineralization to calculate absolute true thickness.

QUALIFIED PERSON

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

QA/QC

The work program at Sheini is supervised by Christopher White (Cardero Resource Corp.) and Dr. Karel Maly (Aurum Exploration Limited), who together are responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Laboratories, Kumasi, Ghana, for sample preparation, and onward to OMAC Laboratories (an ALS Group company), Ireland, for analysis. OMAC’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence in order to independently assess analytical accuracy.

Cardero Resource Corp.	- 7 -	September 20, 2012
NR12-27 – Continued

Figure 8:

Maps showing Sheini property (left) and the Phase 1 drill program focus in north-central area (right). The drill program focused on diamond drilling of ironstone ridges as well as reverse circulation drilling of surface iron/ferricrete. Section lines are shown for Figures 1, 2, 3, 4, 5, 6 and 7. * Previously released sections and results.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

Cardero Resource Corp.	- 8 -	September 20, 2012
NR12-27 – Continued

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Nancy Curry, Corporate Communications
Direct Tel: 604 638-3287

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the timing for and completion of a resource estimate for a portion of the Sheini deposit, the ultimate nature and required expenditures of the work programs under the prospecting licenses; business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's 2012 Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the "SEC"), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.